
June 16, 2014

Via E-mail
Christopher S. Holland
Senior Vice President and Chief Financial Officer
C.R. Bard, Inc.
730 Central Avenue
Murray Hill, NJ 07974

> **Re:** **C.R. Bard, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 19, 2014**
> **File No. 001-06926**

Dear Mr. Holland:

     We have reviewed your response letter dated June 2, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Note 10. Commitments and Contingencies, page II-44

Litigation Reserves, page II-49

1.   Please refer to prior comment 1. Please clarify for us whether these receivables relate to the litigation with Lexington Insurance Company as discussed in your June 10, 2013 response to comment 3. If so, please provide us an update on the litigation. If these receivables relate to other disputes and litigation, please describe to us in appropriate detail the terms of the supplier agreement that require the supplier to defend and indemnify the company and clarify if litigation has been filed. In this regard, please tell us how your history of collecting receivables of this nature has impacted your assumptions surrounding the recording of receivables, including the arbitrator's decision related to Hernia Product Claims also discussed in the aforementioned letter. As noted in FASB ASC 410-30-35-9, for claims subject to litigation, a rebuttable presumption exists

that the realization of the claim is not probable. Please tell us how you have specifically overcome this rebuttable presumption for these receivables and how you determined the collection of these amounts is probable.

2.   Please refer to prior comment 2. We note the accruals for product liability contingencies involve a large number of small individual claims of a similar type. Please tell us your consideration of providing a roll forward within MD&A of the outstanding claims including the number of claims pending at each balance sheet date, the number of claims filed each period presented, the number of claims dismissed, settled, or otherwise resolved for each period, and/or including the average settlement amount per claim as discussed in Question 3 to SAB Topic 5Y.

You may contact Kevin Kuhar, Accountant, at (202) 551-3662 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief